UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 3, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒     Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐     No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐     No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐     No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIRST AMENDMENT TO THE

SHAREHOLDERS´AGREEMENT

OF

FIBRIA CELULOSE S.A.

between

BNDES PARTICIPAÇÕES S.A. — BNDESPAR

and

VOTORANTIM INDUSTRIAL S.A.

 October 29, 2014

FIRST AMENDMENT TO THE

SHAREHOLDERS´AGREEMENT OF

FIBRIA CELULOSE S.A.

By this private instrument, the parties below:

I.                                        BNDES PARTICIPAÇÕES S.A. - BNDESPAR, wholly-owned subsidiary of BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL — BNDES, headquartered in Brasília, Federal District, located at Centro Empresarial Parque Cidade, Setor Comercial Sul — SCS, Quadra 9, Torre C, 12th floor, and office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile, 100, part, registered with the National Corporate Taxpayer Register of the Ministry of Finance under CNPJ/MF No. 00.383.281/0001-09, in this act represented in accordance with its by-laws (“BNDESPAR”), and

II.                                   VOTORANTIM INDUSTRIAL S.A., headquartered in the City of São Paulo, State of São Paulo, at Rua Amauri, 255, 13th floor, suite A, registered with the National Corporate Taxpayer Register of the Ministry of Finance under CNPJ/MF No. 03.407.049/0001-51, herein represented according to its by-laws (“VID”);

BNDESPAR and VID are together referred to herein as “Parties” or “Shareholders” and each individually as “Party” or “Shareholder”;

and also in its capacity as intervening consenting party

FIBRIA CELULOSE S.A., a publicly-held company headquartered in the City of São Paulo, State of São Paulo, at Alameda Santos, No. 1357, 6th floor, registered with the National Corporate Taxpayer Register of the Ministry of Finance under CNPJ/MF No. 60.643.228/0001-21, in this act, represented in accordance with its by-laws (“Company”);

RECITALS

A)               WHEREAS the Company is a company with activities worldwide, whose strategic focus for growth is production of eucalyptus pulp;

B)               WHEREAS VID and BNDESPAR are parties to the shareholders´ agreement entered into on October 29, 2009 (“Original Shareholders´ Agreement”),

C)               WHEREAS the Original Shareholders´ Agreement will expire on October 29, 2014 and the Parties desire to extend the term of and amend the Original Shareholders´ Agreement, in order to revise certain provisions;

D)               WHEREAS the Shareholders, on this date, hold direct interests in the Company, as provided for in Exhibit I;

the parties agree to enter into this First Amendment to the Original Shareholders’ Agreement (“First Amendment”), in accordance with Article 118 of Law No. 6,404 of December 15, 1976, as amended (the “Brazilian Corporations Law”), in accordance with the clauses and conditions that follow as freely accepted, undertaking to comply and causing it to be complied with the First Amendment as follows:

SECTION 1 - TERMS AND DEFINITIONS

1.1.                  Except as otherwise expressly defined herein, defined terms in Exhibit II apply to this First Amendment.

SECTION 2 — PURPOSE OF FIRST AMENDMENT TO SHAREHOLDERS’ AGREEMENT

2.1.                  This First Amendment amends and ratifies the Original Shareholders´ Agreement, prevailing the terms contained in the Original Shareholders´ Agreement, with the amendments made by this First Amendment (“Amended and Restated Shareholders´ Agreement”).

2.2.                  The Parties undertake to comply with the Amended and Restated Shareholders´ Agreement, whether directly or indirectly, irrevocably and irreversibly, and to exercise the voting right to which Company´s Linked Shares and Released Shares are entitled, as well as to regulate the restrictions to the trading of Linked Shares.

2.3.                  Immediately after its execution, a copy of the First Amendment shall be filed at the Company’s headquarters, to inform company management the Amended and Restated Shareholders´ Agreement, which shall be required to comply with all provisions agreed hereunder, as well as to register the First Amendment with the financial institution providing bookkeeping services with respect to the Company´s shares.

2.4.                  This First Amendment and the provisions set forth in the Amended and Restated Shareholder´s Agreement apply to the Company and its Subsidiaries, binding the Company, its Subsidiaries and the Shareholders. This First Amendment and the Amended and Restated Shareholders´ Agreement bind and commit the Directors elected by the Shareholders, and any persons appointed, whether directly or indirectly, by the Shareholders, by the Company or by a Controlled Company with the Management of any Controlled and/or Affiliated Company.

SECTION 3 — TERM

3.1.                  The Amended and Restated Shareholders´ Agreement shall be valid for five (5) years as of the date of execution of this First Amendment, or until October 29, 2019.

SECTION 4 — RESTATEMENT

4.1.                  In accordance with the provisions above and the mutual commitments contained herein, the Parties hereby agree to amend and restate the Original Shareholders´ Agreement, replacing the terms and conditions of the Original Shareholders´ Agreement with the terms and conditions contained in this First Amendment, thereby resulting in the Amended and Restated Shareholders´ Agreement (maintaining its designation “Shareholders´ Agreement”), which integrates Exhibit II.

In witness whereof the Parties and the Company execute this First Amendment to the Amended and Restated Shareholders´ Agreement in three (3) equal counterparts, together with the witnesses mentioned and qualified below.

Rio de Janeiro, October 29, 2014

(signature page of First Amendment to the Shareholders´ Agreement of Fibria Celulose S.A.)

BNDESPAR:

By:
Title:

VID:

By:		By:
Title:		Title:

Company:

By:		By:
Title:		Title:

Witnesses:

1.	2.
Name:		Name:
I.D. RG:		I.D. RG:
CPF/MF:		CPF/MF:

EXHIBIT I

TO FIRST AMENDMENT TO FIBRIA CELULOSE S.A. SHAREHOLDERS’ AGREEMENT

NUMBER OF SHARES ISSUED BY THE COMPANY, WHICH ARE HELD AND LINKED ON THIS DATE BY SHAREHOLDERS

Shareholder	Number of Shares Held	% of Shares Held	Number of Linked Shares	% of Linked Shares
BNDESPAR	168,296,658	30.382%	114,048,496	20.589%
VID	162,974,335	29.421%	162,974,335	29.421%
Total	331,270,993	59.803%	277,022,831	50.010%

EXHIBIT II

TO FIRST AMENDMENT TO FIBRIA CELULOSE S.A. SHAREHOLDERS’ AGREEMENT

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT OF FIBRIA CELULOSE S.A.

SHAREHOLDERS’AGREEMENT

OF

FIBRIA CELULOSE S.A.

By this agreement, the parties below:

I.                                        BNDES PARTICIPAÇÕES S.A. - BNDESPAR, wholly-owned subsidiary of BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL — BNDES, headquartered in Brasília, Federal District, located at Centro Empresarial Parque Cidade, Setor Comercial Sul — SCS, Quadra 9, Torre C, 12th floor, and office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile, 100, part, registered with the National Corporate Taxpayer Register of the Ministry of Finance under CNPJ/MF No. 00.383.281/0001-09, in this act represented in accordance with its by-laws (“BNDESPAR”), and

II.                                   VOTORANTIM INDUSTRIAL S.A., headquartered in the City of São Paulo, State of São Paulo, at Rua Amauri, 255, 13th floor, suite A, registered with the National Corporate Taxpayer Register of the Ministry of Finance under CNPJ/MF No. 03.407.049/0001-51, herein represented according to its by-laws (“VID”);

BNDESPAR and VID are together referred to herein as “Parties” or “Shareholders” and each individually as “Party” or “Shareholder”;

and also in its capacity as intervening consenting party

FIBRIA CELULOSE S.A., a publicly-held company headquartered in the City of São Paulo, State of São Paulo, at Alameda Santos, No. 1357, 6th floor, registered with the National Corporate Taxpayer Register of the Ministry of Finance under CNPJ/MF No. 60.643.228/0001-21, in this act, represented in accordance with its by-laws (“Company”);

SECTION 1 -                     DEFINITIONS

1.1            Without prejudice of other definitions contained in this Shareholders´ Agreement, the capitalized terms and words below, as used in this Shareholders´ Agreement in plural or singular form, shall have following meanings:

“Shareholder” means VID and BNDESPAR, as well as any third-party that may adhere to this Shareholders´ Agreement;

“Selling Shareholder” has the meaning provided in Section 7.2 of this Shareholders’ Agreement;

“Offeree Shareholder” has the meaning provided in Section7.2 of this Shareholders’ Agreement;

“Shares” means every share, warrants, beneficiary party, debenture or any other security that may be converted, whether directly or indirectly, or exchanged for shares, quotas or bonds representing of Company´s capital stock, independent of the means by which such security was acquired (including by purchase, subscription, splitting, conversion, bonus, incorporation, merger or other method) and/or any rights arising thereunder;

“Released Shares” has the meaning provided in Section 3.3 of this Shareholders’ Agreement;

“Offered Shares” has the meaning provided in Section 7.2 of this Shareholders’ Agreement;

“Linked Shares: has the meaning provided in Section 3.2 of this Shareholders’ Agreement;

“Shareholders´ Agreement” means this Shareholders’ Agreement entered into on this date;

“Affiliated” means (i) with reference to a legal entity or investment fund:  any person, whether an individual or legal entity, as well as any entity without legal personality, organized according to Brazilian or foreign law, such as trusts, investment funds, joint ventures, consortiums, jointly-owned assets and/or special partnerships that, directly or indirectly, (a) control such legal entity or investment fund; (b) is controlled by such legal entity or investment fund; or (c) is under common control with such legal entity or investment fund; and (ii) with reference to any individual, is the spouse and/or any parent, descendant and/or other family member within the third degree of kinship with such individuals;

“General Meeting” means the General Meeting of Company, of its Subsidiaries and of its Affiliates, as the case may be;

“CADE”: means the Brazilian Antitrust Authority (Conselho Administrativo de Defesa da Concorrência), a government entity under the Ministry of Justice of the Federative Republic of Brazil, governed by Law no. 12,529/2011;

“Capital Stock” has the meaning provided in Section 3.1 of this Shareholders’ Agreement;

“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários), a government entity under the Ministry of Finance of the Federative Republic of Brazil, governed by Law no. 6,385 of December 7, 1976;

“Affiliate” has the meaning provided in Article 243 of the first paragraph of the Brazilian Corporations Law;

“Board of Directors” has the meaning provided in Section 4.1 of this Shareholders’ Agreement;

“Control” (including the terms “Controlling”, “Controlled”, “Controlled by”, “Under Common Control”) means the ability of a Person or group of Persons to, directly or indirectly, through the ownership of bonds or securities with voting rights, or through agreement, holding rights that permanently entitle such Person or group of Persons to influence corporate resolutions, as well as the power to elect the majority of Directors.  Control is assumed with respect to any Person or its Affiliate that are holders of shares that have effectively guaranteeing such Person the absolute majority of the votes of shareholders present in the last three (3) general shareholders’ meetings, even when such Person is not the actual holder of shares guaranteeing an absolute majority of voting stock;

“CPC” means the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis), a government entity of the Federative Republic of Brazil;

“Business Day” means any day, except for Saturday, Sunday or any other day when the commercial banks are authorized by law to close in the City of São Paulo, State of São Paulo, or in the City of Rio de Janeiro, State of São Paulo;

“Preemptive Right” has the meaning provided in Section 7.2 of this Shareholders’ Agreement;

“Tag-Along Right” has the meaning provided in Section 8.1 (“Proportional Tag Along”) and in item 8.2. (“Total Tag Along”) of this Shareholders’ Agreement;

“Net Debt” means, in reference to the consolidated balance sheet of the Company at each quarter (March 31, June 30, September 30 and December 31 of each year), the total debt on that date, less the sum of: (i) the aggregate cash value on that date, plus (ii) the sum of all bonds and securities on that date, based on the lowest amount of: (a) the par value and (b) the market value of each of these bonds and securities on that date;

“Net Debt over EBITDA” means, in reference to the Company at each quarter (March 31, June 30, September 30 and December 31 of each year), the ratio of: (i) the Net Debt on that date, calculated in United States dollars, and (ii) the EBITDA for the twelve-month period immediately prior to the same date, calculated in United States dollars; such that (a) each component of Net Debt (including the amounts of total debt, cash, cash equivalent and bonds and securities), in Reais (or that are linked to Real) shall be converted into United States dollars on the date of calculation, based on the exchange rate published by the Central Bank of Brazil (operation “PTAX 800, option 5, the sale,” or its equivalent at the moment of determination) at the close of business of such day, and (ii) the EBITDA for each of the four tax quarters referring to the applicable twelve-month period immediately prior to the date of calculation to that day shall be converted into United States dollars, based on the average of exchange rates disclosed by the Central Bank of Brazil (operation “PTAX 800, option 5, the sale,” or its equivalent at the moment of determination) at the close of business of each business day of such tax quarter, and shall be added to calculate the EBITDA for such a twelve-month period;

“EBITDA” means for any period, the total revenues of Company (in consolidated basis and without duplication) before income tax and social contributions, of financial expenses, depreciation, depletion and amortization during this period, not including: (i) any net income or gain (or net loss), net of any tax effect, for any extraordinary items during this period, (ii) any interest income during this period, (iii) profits or losses with the sale of assets (with exception of the sale of assets in the ordinary course of business), during this period, (iv) cash and cash equivalents deducted or included in the calculation of net profits before taxes in such period (which are not items requiring payments in cash and for which a provision or reserve has been made or, if required by generally accepted accounting principles in Brazil, including exchange gains or losses on loans and adjustments of exchange rate or monetary adjustment, and (v) any net income or gain (or net loss) on any exchange operation or net monetary positions during this period;

“By-Laws” means Company´s current By-Laws on the date of this Shareholders’ Agreement;

“Brazilian Corporations Law”: has the meaning provided in the preamble of this Shareholders’ Agreement;

“Lot of Transferred Shares”: has the meaning provided in Section 8.1 of this Shareholders’ Agreement;

“Notice of Offer”: has the meaning provided in Section 7.2.1 of this Shareholders’ Agreement;

“New Shareholder”: has the meaning provided in Section 6.3 of this Shareholders Agreement;

“Offer”: has the meaning provided in Section 7.2.1 of this Shareholders’ Agreement;

“Encumbrance” means any rights in rem, right of enjoyment, sureties, guarantees, mortgages, pledges, assurances, bondages, liens, charges, conditional sale agreements or fiduciary ownership, restrictions to use or property, sale options, preferential rights, preemptive rights, agreement for the exercise of voting rights, any other contractual, legal, administrative or judicial impediments or any encumbrances of any nature;

“Party”: has the meaning provided in the preamble of this Shareholders’ Agreement;

“Related Parties” except in reference to BNDESPAR, means (i) any Person that holds, directly or indirectly, an interest above ten per cent (10%) of the Company’s capital stock; (ii) the spouse and/or any ascendant or descendant and/or collateral until the third degree of kinship with individuals mentioned in item (i); (iii) any Person that the Persons mentioned in items (i) and/or (ii) Control or on which they have, directly or indirectly, any interest above ten per cent (10%) of the Company’s capital stock; (iv) any Person in which the Persons mentioned in items (i) and/or (ii) perform a function as employee, director, officer, consultant, service provider or independent contractor; and (v) any Person that is director or officer of a Person mentioned in item (i). In reference to BNDESPAR, Related Parties will be considered as the National Bank of Economic and Social Development — BNDES (“BNDES”), and any Person of which the entire capital stock or individual control is held by BNDESPAR or BNDES;

“Minimum Percentage” has the meaning provided in Section 3.2 of this Shareholders’ Agreement;

“Person” means any individual person, company, corporation, association, foundation, trust, investment fund, organization not constituted and any other entity, including any Government Authorities;

“Representative’ means any individual indicated by each Shareholder, whether directly or through the Company, to occupy a function as administrator in the Company, or in any Controlled Company and/or Affiliated Company, or to attend Pre-Meeting;

“Pre- Meeting” has the meaning provided in Section 5.2 of this Shareholders´ Agreement;

“Transfer” (and its derived terms, such as “to Transfer” and “Transferred”) means any operation involving, whether directly or indirectly, voluntarily or involuntarily, the disposal, transfer (including succession of any type), contribution, sale, cession (including cession of preemptive right), exchange, donation, loan, leasing, pledge, seizure or sequestration of Linked Shares (or quotas, in the case of an investment fund or similar entity), the rights inherent to Linked Shares (or quotas, in the case of an investment fund or similar entity) (including, among others, the voting rights, as applicable). Considering that VID concentrates the industrial activities of the economic group, the concept of indirect Transfer shall only include the operations involving shares issued by VID, or issued by its Controlled Companies, in which the Linked Shares indirectly Transferred represent a significant part of the amount involved in such Transfer. In the case of an investment fund or similar entity, Transfer shall also be considered the replacement of its director or officer.

SECTION 2 - PERFORMANCE OF AGREEMENT

2.1                               Purpose. The Shareholder undertake to comply with this Shareholders´ Agreement, whether directly or indirectly, irrevocably and irreversibly, and to exercise the voting right to which Company´s Linked Shares and Released Shares are entitled, as well as to regulate the restrictions to the trading of Linked Shares, and, also, the reciprocal relationships as signatories, according to this Shareholders´ Agreement.

2.2                               Filing. Immediately after its execution, a copy of the Shareholders´ Agreement shall be filed at the Company’s headquarters, to inform Company management of the Shareholder’s Agreement, which shall be required to comply with all provisions agreed hereunder, as well as to register the Shareholders’ Agreement with the financial institution providing bookkeeping services with respect to the Company’s Shares.

2.3                               Performance of Agreement. This Shareholders’ Agreement and the provisions set forth herein apply to the Company and to its Controlled Companies, binding such companies, as well as their Shareholders. This Shareholders’ Agreement and the provisions contained herein bind the Directors elected by the Shareholders, and any Directors appointed, whether directly or indirectly, by the Shareholders, by the Company or by a Controlled Company with the Directors of any Controlled and/or Affiliated Company.

2.3.1                     The Shareholders agree that the provisions set forth in this Shareholders’ Agreement also apply to Company’s Controlled Companies, and that every reference to the Company contained in this Shareholders’ Agreement is also understood as a reference to the Controlled Companies, though such reference may not expressly include a reference to the Controlled Companies, as applicable. The rights assigned to Shareholders, under the terms of this Shareholders’ Agreement are also applicable to any Controlled Company.

2.3.2                     The Shareholders agree to:

(i)                                     comply with the provisions of this Shareholders´ Agreement with respect to the Controlled Companies;

(ii)                                  to cause the Company to exercise its voting rights in the Controlled Companies as needed to ensure full compliance with this Shareholders’ Agreement;

(iii)                               to cause the Controlled Companies to exercise its voting rights in its Controlled Companies, as needed to ensure full compliance with this Shareholders’ Agreement; and

(iv)                              to cause the respective Representatives of the Company and of any Controlled Company to comply with and cause the compliance with all provisions of this Shareholders’ Agreement.

2.3.3                     The Shareholders and the Company agree, irrevocably and irreversibly, to fully comply with this Shareholders´ Agreement and agree that every right inherent in the Shares, or resulting from ownership of the Shares, may only be exercised in accordance with this Shareholders’ Agreement, or otherwise be null and void, without prejudice of other legal ramifications and specific penalties provided for in this Shareholders’ Agreement and applicable pursuant to applicable Brazilian law, such as, losses and damages (including consequential damages and loss of profits).

2.3.4                     In the event of a voting agreement pursuant to any Section of this Shareholders’ Agreement, the Company is hereby authorized and required to calculate Shareholders’ votes, as agreed herein, disregarding any contrary votes as null and void.

2.4                General Principles. Without prejudice of specific provisions of this Shareholders’ Agreement, the Shareholders shall align their decisions and the exercise of their voting rights in the Company and in the Controlled Companies, according to following principles:

(a)                                 the administration of Company and of Controlled Companies shall seek highest levels of efficiency, productivity, competition and profitability;

(b)                                 the Company and each Controlled Company shall adopt (a) the best practices of corporate governance, (b) the best practices of human resource management, in order to develop the human capital of the Company and of each Controlled Company, (c) standards according to the Brazilian Anti-Corruption Law no. 12,846 of August 1st, 2013 and the United States Foreign Corrupt Practices Act, and (d) standards of social and environmental responsibility;

(c)                                  the Company and each Controlled Company shall maintain quality standards in the services provided and activities performed, at minimum that are comparable to those performed by efficient companies in the same industry; and

(d)                                 the resources of Company and of its Controlled Companies shall be managed in order to assure highest possible return for shareholders, in accordance with safety standards and the investments provided for in the annual budget.

2.5                              Transactions with Related Parties. The Shareholders and each of their Related Parties may have commercial relationships of any nature with the Company and its Controlled Companies in accordance with the Brazilian Corporations Law, provided:

(a)                                 the relevant business is in the best interest of Company; and

(b)                                 such transactions are conducted on an arm’s-length basis, as if the contracting parties were independent and unrelated.

2.5.1                    When a transaction with Related Parties exceed the scope of permitted transactions as provided in the Company´s By-Laws, such operations shall be reviewed in advance by Company’s or Controlled Company’s Boards of Directors, as the case may be. In any such event, the Directors of the Company or the Controlled Company and the transacting Shareholder shall abstain from participating in the negotiation and decision-making process with respect to the proposed transaction.

SECTION 3 - THE COMPANY AND LINKED SHARES

3.1                               Capital Stock. On this date, Company´s capital stock consists of R$ 9,740,777,179.59 (nine billion, seven hundred and forty million, seven hundred and seventy seven thousand, one hundred and seventy nine reais and fifty nine cents), divided into 553,934,646 (five hundred and fifty three million, nine hundred and thirty three thousand and six hundred and forty six) common shares, distributed to the Shareholders according to Exhibit 3.1 (“Capital Stock”).

3.2                               Linked Shares. On the date of execution and during the term of this Shareholders´ Agreement, and until the occurrence of any event described in Section 6, the following shall be attached: (i) the entirety of the Shares held by VID and (ii) a sufficient number of Shares held by BNDESPAR to ensure that VID and BNDESPAR together hold the minimum percentage of fifty per cent (50%) plus one Share, as described in Exhibit 3.2 (“Minimum Percentage”), in reference to which the Shareholders represent and guarantee that they are the sole and legitimate owners and/or holders, whether directly or indirectly, for which they are subject to all current provisions, including exercise of voting rights with respect to such Shares (“Linked Shares”).

3.2.1                    In order to preserve the Minimum Percentage, there also be automatically attached, being included in the calculation of Linked Shares, any Shares of Company that may be held by, or Transferred to any Shareholder, as a result of:

(i)            bonus and/or splitting of Linked Shares;

(ii)           exercise of preemptive rights to subscription or priority subscription of the Shares of Company, resulting from Linked Shares; or

(iii)          bonds or securities convertible or exchangeable in Shares resulting from Linked Shares.

3.2.2                     If, in future issuances of securities by the Company (“Future Issuance”), any Shareholder decides not to exercise its preemptive right to subscribe or priority subscription of the Company´s Shares, or of bonds or securities or rights convertible or exchangeable in such Shares, or that entitle to subscription, such Shareholder shall give to other Shareholder(s) the preference in assignment of their respective preemptive right or priority, according to trading conditions and prices of such rights in the market, in the amount needed to allow other(s) assignor Shareholder(s) to have assured the possibility of preserving their percentage in the capital stock of Company that is attached to this Shareholders´ Agreement. In case of partial exercise of the preemptive right, such right will be deemed to have been exercised with priority on its Attached Shares. The assignee Shareholder shall inform the assignor Shareholder about its intention to exercise the preemptive right referred to in this item during the three (3) first days after the beginning of the period to exercise the preemptive right. The assignment referred to in this Section shall occur at least ten (10) days before the end of such period, and the payment by the assignee Shareholder shall be made no later than five (5) Business Days after the end of the period allowed for the exercise of preemptive right, to the account held by the Shareholder and to be informed by such Shareholder, in the highest of following amounts:

(i)            positive difference existing between the average price of shares issued by the Company, based on average daily prices calculated during the preference period, and the price of issuance of capital increase; and

(ii)           the average price of the preemptive right in the BM&FBOVESPA trading during the period of right negotiation.

In the event of a positive difference described in subclause (i) above, where there has not been any negotiation of such right in the exchange during the preference period described in subclause (ii) above, the assignment shall be considered without charge, and the assigning Shareholder shall not be entitled to any payment.

3.3.                            Released Shares: The Shares held by BNDESPAR on the date of execution of this Shareholders´ Agreement listed in table below shall not be considered Linked Shares, as well as any Shares issued by the Company or bonds, securities or rights convertible or exchangeable in Shares, or that give right to its subscription of Shares, that may have been acquired by any Shareholder in connection with Linked Shares (“Released Shares”); being certain that any Shareholder that holds any Released Share is required to exercise the voting right inherent to such Shares, in accordance with Section 5.

Shareholder	Number of Releases Shares
BNDESPAR	54,248,162
VID	0

3.3.1.                  Shares held by VID and/or BNDESPAR that have been subject to the exercise of release process, according to Sections 6.1 and 6.2 below, shall also be considered Released Shares.

SECTION 4 — COMPANY´S MANAGEMENT

4.1.                            Company Management. The Company shall be managed by a Board of Directors (“Board of Directors”) and by Board of Officers (“Board of Officers”).

4.1.1.                  The Shareholders shall participate in the Company´s management through Representative(s) on the Board of Directors, being that each Shareholder is obligated to:

(i)            appoint professionals qualified as such, having relevant background, experience in business management, knowledge of best practices of corporate governance, availability, and a strategic view compatible with Company´s objectives, as well as do not have interests in in the Company’s competitors or a negative reputation in their previous positions; and

(ii)           cause member(s) of Board of Directors to fully comply with the provisions contained in this Shareholders’ Agreement.

4.2                               Board of Directors. The Shareholders agree that the Board of Directors shall be formed by nine (9) actual members and the same number of alternate members.

4.3                               Composition of the Board of Directors.  Each Shareholder shall appoint the members of the Board of Directors as follows:

(i)            VID shall appoint and elect up to five (5) members of the Board of Directors that have been submitted by the General Meeting;

(ii)           BNDESPAR shall appoint and elect up to two (2) members of the Board of Directors that have been submitted by the General Meeting;

(iii)          Two (2) other independent members shall be appointed by the Board of Directors, and shall be mutually selected among the Shareholders, being that such members shall comply with independence criteria provided under law and in accordance with best practices for corporate governance.

4.3.1.                  If BNDESPAR does not exercise its right to appoint the members for the Board of Directors, BNDESPAR shall support VID in the appointment of a sixth and/or a seventh member for the Board of Directors, as the case may be.

4.3.2                     BNDESPAR shall lose its right to appoint one (1) of its two (2) members for the Board of Directors, as provided for in Section 4.3(b), if its interest is reduced below twelve per cent (12.0%) of Company´s Capital Stock. In such case, BNDESPAR shall support VID in the appointment of a sixth member for the Board of Directors.

4.4.                            Election of Directors. The Shareholders agree and undertake to vote in General Meeting, in order to elect or replace the members of the Board of Directors, according to the rules provided for in this Section.

4.4.1.                  The Shareholders are obligated to exercise their voting rights, in a way to assure the election for the Board of Directors of the Company of the Representatives appointed by the Shareholders, including accumulation of their votes in case of election through multiple vote, provided also that, in cases of removal, waiver and/or replacement of any member of the Board of Directors, all Shareholders shall be bound to follow the vote of Shareholder(s) that has(have) appointed the member(s) of the Board of Directors that have been removed, waived or replaced.

4.4.2                     The members of the Board of Directors may only be removed, whether directly or indirectly, by the Shareholder that has originally appointed them. Any Shareholder may replace, at any time and independently of any justification, a member or members of the Board of Directors appointed by it, and the Shareholders are bound to vote in the competent General Meeting to approve such replacement.

4.4.3.                  Any Director, in case of its absence and impediment or of its alternate, has the right to appoint specifically and in written another Director to temporarily replace such Director, in a meeting of the Board of Directors of Company and/or in the respective Pre-Meeting. The appointment referred to in this Section shall specify the appointed representing Director, as well as contain the instruction of vote for resolution of matters contained in the agenda.

SECTION 5 - VOTING RIGHTS

5.1.                            Exercise of Voting Rights. Each Shareholder undertakes to attend and exercise the voting rights of its Attached Shares and Released Shares in the General Meetings and meetings of Company’s Board of Directors, whether directly or through their Representatives, as the case may be, voting uniformly, as established in a Pre-Meeting in accordance with Section 5.2 and as set forth in this Shareholders’ Agreement, in order to assure higher participation of Shareholders in the resolutions made at General Meetings, in compliance with the provisions of Section 2.6.1 of this Shareholders´ Agreement.

5.2                               Pre-Meeting. The Shareholders are obligated to hold a Pre-Meeting (i) to each General Meeting and (ii) to the meetings of Company´s Board of Directors, the agenda of which shall contain a resolution regarding the matters described in Section 5.3 (“Pre-Meeting”).

5.2.1                     Except as provided in Section 5.4, each and every resolution adopted in a Pre-Meeting shall bind the Shareholders, whether attending or not the Pre-Meeting, and shall determine their votes in the respective General Meeting of the Board of Directors, as the case may be, independent of any dissenting votes cast in Pre-Meeting. For this purpose, the Shareholders, hereunder and in accordance with Article 118, Paragraph 7 of the Brazilian Corporations Law, are granted irrevocable and irreversible powers for their reciprocal representation at each General Meeting, such that any absent Shareholder(s) may be represented by those present, casting their votes in accordance with the terms of the minutes of Pre-Meeting referring to relevant matter.

5.2.2                     Except as otherwise provided for in this Shareholders’ Agreement, the resolutions adopted in a Pre-Meeting shall be adopted by the affirmative vote of a simple majority of the total of Shareholders’ votes, based solely on Linked Shares.

5.2.3                     After the notice for a General Meeting or meeting of the Company’s Board of Directors or its Controlled Companies and to resolve about any matter described in Section 5.3, the Shareholders shall hold a Pre-Meeting up to three (3) Business Days before the date determined for such meeting, in order to determine how voting rights shall be exercised by Shareholders, or by their respective Representatives in the Company or its Controlled Companies, as the case may be, and in accordance with the provisions of this Shareholders’ Agreement.  The Shareholders are obligated to attend the Pre-Meeting through their respective Representatives (whether or not members of the Board of Directors, as applicable), with powers to represent the Shareholder and vote on resolutions on its behalf in the Pre-Meeting.

5.2.3.1           Except as provided in Section 5.2.4, Pre-Meetings may only be constituted with the presence of all Shareholders and shall be called by any Shareholder, upon written notice submitted through any communication means, including e-mail, provided that it is possible to confirm the receipt, and to the addresses indicated in Section 11.10, with at least fifteen (15) days advance between the date of receipt of call and the date of Previous Notice. Such a notice shall contain a description of the agenda, copy of the minutes of the instrument calling the General Meeting or the meeting of the Board of Directors, as the case may be, and a copy of all documents to be provided or made available to the Shareholders or otherwise needed to allow full knowledge and understanding of the matters included in the agenda.

5.2.3.2.        In Pre-Meetings, the Shareholders may be represented by a proxy, with special powers.

5.2.3.3           It is not necessary to adopt any formality to call a Pre-Meeting to which all Shareholders are present.

5.2.3.4           In Pre-Meetings, the attendance of any Shareholder, or of their respective Representatives, may occur through teleconference, videoconference or other communication means that allows the identification of the relevant Shareholder and the simultaneous communication with other Persons attending the Pre-Meeting. In such case, the Shareholder, or the respective Representative, shall be considered attending the Pre-Meeting and shall execute the corresponding minutes as soon as possible.

5.2.3.5           The vote orientation determined by Shareholders shall be adopted uniformly and in block by Shareholder’ Representatives at the General Meetings and at the relevant meetings of the Board of Directors of the Company and/or of the Controlled Companies, in order to adopt resolutions concerning the relevant matter.

5.2.3.6.        The president of the General Meeting or the bodies of Company´s management or of their Controlled Companies shall not count the vote issued by a Representative(s) of Shareholder(s) in violation to the provisions of this Shareholders´ Agreement or the resolutions of a Pre-Meeting. In this case, any Shareholder Representative may, upon submission of a copy of the minutes of a Pre-Meeting in which the matter had been resolved, require that the defaulting vote be considered and calculated in the sense previously approved in the Pre-Meeting.

5.2.4                     The failure of a Representative of one Shareholder to attend a Pre-Meeting, duly called, shall permit the Shareholders in attendance to call a second Pre-Meeting, to be held with minimum advance of one (1) Business Day from the day established for the relevant General Meeting or meeting of the Board of Directors, without the need to observe the minimum period for calling such meetings, in order to adopt a resolution regarding the same matter. If the Shareholder that failed to answer to the first call to the Pre-Meeting does not answer to the second call, the other Shareholders may adopt each and any resolution, in accordance with the agenda, being certain that such resolution shall bind the Shareholder that failed to attend the Pre-Meeting, as well as the members of the Board of Directors that have been elected by such Shareholder.

5.2.5                     Failure to hold a Pre-Meeting, in first and/or second call, or even failure to pass a resolution in a Pre-Meeting, in first and/or second call, concerning the matters of the General Meeting shall bind the Shareholders not to adopt a resolution regarding the agenda of the respective General Meeting, or part of it, and to instruct their Representatives in the Board of Directors not to adopt a resolution regarding the agenda in the respective meeting of the Board of Directors, or part of it.

5.2.6                     At each Pre-Meeting, the minutes to be executed by the Shareholders or by their respective Representatives shall be issued, containing the orientation of prevailing vote, which shall be transmitted to the Shareholders and subsequently to their respective Representative(s) in the General Meeting appointed by it, in order to be complied with.

5.3                               Matters Subject to Veto. During the term of this Shareholders’ Agreement, following matters may only be approved upon favorable manifestation by BNDESPAR in a Pre-Meeting:

(a)                                 decrease of Company´s capital stock, except for absorption of losses;

(b)                                 approval or annual budget of Company and/or its Controlled Companies, so long as the ratio of Net Debt on EBITDA remains above 3.5 (three point five);

(c)                                  proposal of an extrajudicial restructuring plan, filing of judicial restructuring or bankruptcy by the Company or Controlled companies;

(d)                                 liquidation or dissolution of Company or of any Controlled Company;

(e)                                  a reduction or the non-payment of the compulsory dividend by the Company;

(f)                                   participation of Company in an group of companies;

(g)                                  decrease of the level of listing with BM&FBOVESPA or delisting of Company as public company;

(h)                                 change of By-Laws implying change of corporate purpose, Fiscal Council, diffuse control and maintenance of dispersion of share basis;

(i)                                     transformation, merger, spin-off or incorporation, including of shares, involving the

Company and its Controlled Companies, including the performance of exchange or payment in kind using shares.

(j)                                    increase of capital stock, issuance of share or any security convertible or exchangeable in share, including determination of issuance price of shares to be issued and the price of security convertible or exchangeable in share;

(k)                                 operations between Company and/or its Controlled Companies, on one side, and any Related Parties, on the other side, in any amount above R$20,000,000,00 (twenty million reais) per year, excluding any agreements (a) for commercialization of electric energy with a global annual value up to R$200,000,000.00 (two million reais), (b) of shared services (such administrative, financial, logistic and information technology services) with a global annual up to R$25,000,000.00 (twenty five million reais), (c) financial investments at market conditions up to R$200,000,000.00 (two hundred million reais) and (iv) agreements for protection of cash flow with global exposure in an amount equivalent in national currency up to US$220,000,000.00 (two hundred and twenty million North-American dollars) (the limit applies to the value of reference of the agreement — notional value);

(l)                                     disposal or encumbrance, by the Company and/or its Controlled Companies, of fixed assets that, individually or cumulatively have, in a period of twelve (12) months, an amount higher than five per cent (5.0%) of total assets, calculated based on the most recent ITR;

(m)                             any proposal for the creation of reserves, provisions or change of accounting criteria with value, individually or cumulatively, above ten per cent (10.0%) of the net equity value of Company, calculated based on most recent ITR;

(n)                                 entering into agreements of any nature, with individual value above R$700,000,000.00 (seven hundred million reais), by the Company and/or its Controlled Companies, with exception of the agreements provided for in other items of this Section;

(o)                                 capital investments not included in the business plan or budget approved by Company´s Board of Directors and provided they have an individual amount above R$700,000,000.00 (seven hundred million reais);

(p)                                 acquisition by the Company of relevant interest, as defined in applicable legislation, not contemplated in the business plan or budget approved by Company´s Board of Directors, and provided their individual value is above R$700,000,000.00 (seven hundred million reais);

(q)                                 the matters provided for in letters (k), (n), (o) and (p) of this Section 5.3, in the event such matters result in a ratio Net Debt to EBITDA with a level above 3.5 (three point five);

(r)                                    providing any lien or guarantees by the Company and/or its Controlled companies to guarantee third-party obligations, except for the obligations of Controlled Companies;

(s)                                   acquisition of any equity interest in companies which main activity is not provided for in the corporate purpose of Company, or investments in business that are not related to the corporate purpose of Company; and

(t)                                    any proposal of distribution of dividend or interests on equity, where the decrease of Company´s cash and/or the cash of its controlled companies would result in an increase of the ratio of Net Debt to EBITDA with a level above 3.5 (three point five).

5.3.1                     The absence of favorable manifestation of BNDESPAR in reference to any matter listed in item 5.3 shall be justified in written, always in the best interests of Company.

5.3.2                     As of the date of execution of this Shareholder Agreement, the values mentioned in item 5.3 shall be considered, independently of the formalization of a new Amendment, according to the amounts set forth in Exhibit 5.3.2 hereunder.

5.4.                            Non Attached Votes. Notwithstanding above provisions, the resolutions in a Pre-Meeting shall not bind the vote of BNDESPAR, or of the member it may appoint for the Board of Directors, in matters referring to:

(a)                                 account rendering;

(b)                                 review, discussion and resolution about the Management Report and the financial statements; and

(c)                                  modalities typified as abuse of power, provided for in Article 117, Paragraph 1 of the Brazilian Corporations Law.

5.5                               Compensation of Directors. Concerning the resolution about the determination of the global compensation of Directors, VID undertakes to cause the Company to adopt a compensation policy that is compatible with the practices adopted in companies with similar size.

SECTION 6 - TRANSFER OF LINKED SHARES

6.1.                            BNDESPAR Release Prerogative. With due regard for the provisions of items 6.2 and 6.4 below, beginning on the third anniversary of this Shareholders’ Agreement, BNDESPAR shall be entitled to release, at any time, up to fifty percent (50%) of its Linked Shares, which shall become Released Shares, by forwarding notification to VID thirty (30) days in advance, with a copy to the Company, indicating the number of Shares to be released (“Release Notification”).

6.2.                            VID Release Prerogative. From the signing of this Shareholders’ Agreement and during its term of effectiveness, VID shall be entitled to release, at any time, Linked Shares equivalent to up to ten percent (10%) of the total capital of the Company, by forwarding a Release Notification to BNDESPAR, with a copy to the Company.

6.2.1                     If VID decides to exercise this prerogative, as many Linked Shares of BNDESPAR as are necessary for BNDESPAR to maintain the amount of Linked Shares equivalent to the total number of outstanding Linked Shares held by VID, minus one Linked Share of BNDESPAR, shall be automatically released. .

6.2.2                     Furthermore, commencing with the release of Linked Shares by VID provided for in this item 6.2, BNDESPAR shall be entitled to release Linked Shares, to preserve the ratio below:

Where:

A = Number of Linked Shares of VID

B = Number of Linked Shares of BNDESPAR

6.2.3                                             The BNDESPAR shares released pursuant to items 6.2.1 and 6.2.2 shall be computed towards the fifty percent (50%) referred to in item 6.1 above, and shall constitute as advance of the release provided for in item 6.1.

6.3.                            Transfer of Linked Shares and Admission of New Shareholder. With the exception of the provisions of item 6.3.3 below, during the effectiveness of this Shareholders’ Agreement the sale commitment, conditional sale, granting of sale options or Transfer of part of the Linked Shares to third parties shall be subject to individual approval of VID or BNDESPAR (“New Shareholder”), as the case may be, and in the event of disapproval, the Transfer shall not be executed. In the event of approval, the unlimited adherence of the New Shareholder to this Shareholders’ Agreement is a condition for the execution of the Transfer.

6.3.1                     If any of the Shareholders intends to Transfer part or the all of their Linked Shares to third parties, such Shareholder agrees, prior to the actual Transfer of Linked Shares, to offer them first to the Offered Shareholder, as defined below, under the terms and conditions of Section 7 of this Instrument.

6.3.2                     In the event of the partial Transfer of Linked Shares if the Preemptive Right referred to in items 6.3.1 and 7.2 is not exercised and the Offered Shareholder agrees to such Transfer and consequent adherence of the New Shareholder to this Shareholders’ Agreement, the Offered Shareholder may exercise the Tag-Along Right, strictly in accordance with the terms and conditions of Section 8 of this Shareholders’ Agreement.

6.3.3                     The individual approval for the Transfer of Linked Shares referred to in item 6.3 above shall not be applicable in the event that any of the Shareholders Transfers the totality, and not less than the totality, of its Linked Shares, in which event the Offering Shareholder may execute the Transfer of the Linked Shares, without regards to approval by the Offered Shareholder, and the Offered Shareholder shall be entitled to the Preemptive Right, as established in items 6.3.1 and 7.2, and the Tag-Along Right, as established in Section 8 of this Shareholders’ Agreement.. In such event, for purposes of exercise of the Tag-Along Right, the totality of Linked Shares and of Released Shares held by the Offered Shareholder shall be considered as of the date of the Sale Notification.

6.4.                            Restriction on Release by BNDESPAR. Always with due regard for minimum threshold of three (3) years provided for in item 6.1 above, in the event of admission of a New Shareholder as a party to this Shareholders’ Agreement, the prerogative of release of Linked Shares referred to in item 6.1 shall be suspended for the period of twenty-four (24) months, from the signing of the respective amendment to this Shareholders’ Agreement that contemplates the admission of the New Shareholder, with due regard for the term of effectiveness of the Shareholders’ Agreement, (“Restricted Period”).

6.4.1                     The suspension of the prerogative of release of Linked Shares referred to in item 6.4 above shall not be applicable in the events provided for in items 6.2.1 and 6.2.2.

6.5.                            BNDESPAR and VID may only dispose of their Released Shares, including those released pursuant to the prerogative referred to in items 6.1 and 6.2, without the need for compliance with the provisions of Sections 6, 7 and 8, by means of transactions carried out: (i) in trading sessions of the BM&FBOVESPA; (ii) by public offer for the distribution of shares, under the terms of Instruction No. 400/2003 of the Securities Commission (“CVM”), or others that may succeed it, whether or not combined with CVM Instruction 471 and the ANBIMA Convention; or (iii) by means of auction procedures under the terms of CVM Instruction No. 168/1991.

6.6                               Each Shareholder agrees to refrain from Transferring or from committing to Transfer any Linked Share or preemptive right to subscribe Linked Shares, except in accordance with the terms and conditions of this Shareholders’ Agreement. The Company shall not register any Transfer of the Linked Shares with the Shares’ bookkeeping institution that is in disagreement with the provisions hereof, and any contractual provision agreed upon by the Parties that disagrees with the provisions hereof shall be deemed to be null.

SECTION 7 - AUTHORIZED TRANSFERS

7.1                               Permitted Transfers. The signatory Shareholders, as well as those that come to be bound by this Shareholders’ Agreement, establish that the provisions of items 6, 7.2 and 8 shall not be applicable to any Transfer of Linked Shares to their wholly-owned subsidiaries, investment funds or to any other company belonging to the same economic group as the Shareholder (“Permitted Assignee”), provided that:

(a)                                 the capital of the Permitted Assignee is held in full, either directly or indirectly, by the final Controller of the assigning Shareholder;

(b)                                 the Permitted Assignee does not hold an interest, directly or indirectly, in any company that operates in the Company’s field, including by consortium, association, joint venture or organization of another nature;

(c)                                  the Permitted Assignee declares, previously and in writing, to the respective Shareholder and to the Board of Officers of the Company its unlimited adherence to this Shareholders’ Agreement;

(d)                                 the selling Shareholder undertakes, previously and in writing, before the other Shareholders to refrain from Transferring, in any way or form, including as a result of corporate restructuring by merger, incorporation or spin-off, the Control of the Permitted Assignee, unless the selling Shareholder previously reacquires the Linked Shares subject to Transfer to the Permitted Assignee, under the terms of this Section; and

(e)                                  the Transfer encompasses the totality, and not less than the totality, of the Linked Shares held by the selling Shareholder on the occasion on which such operation is formalized.

7.1.1                     In the event of a Permitted Transfer under the terms of this item, if the Shares represent substantial share of the equity of the Permitted Assignee, possible Transfer to third parties of shares or quotas issued by the Permitted Assignee, as applicable, shall observe the provisions of items 6, 7.2 and 8 of this Agreement, and the adherence to this Shareholders’ Agreement by the individual(s) necessary to guarantee enforceability of the rights of BNDESPAR provided herein constitutes a condition precedent to said Permitted Transfer.

7.2                               Preemptive Right. Without prejudice to the provisions of Section 6, in the event that the Shareholder decides to Transfer its Linked Shares (“Offering Shareholder”), in whole or in part, such Shareholder shall offer to the other Shareholder (“Offered Shareholder”) the preemptive right (“Preemptive Right”) to acquire the totality of the Linked Shares prepared for sale or assignment (“Offered Shares”), under the following conditions:

7.2.1                     The Selling Shareholder shall send the Offered Shareholder written notification (“Offer Notification”), with receipt confirmation, indicating the number of Offered Shares, price and payment conditions, name and other information of the potential New Shareholder, if any, along with all elements that enable an adequate analysis by the Offered Shareholder (“Offer”).

7.2.2                     In the event that the Offering Shareholder intends to partially Transfer its Linked Shares, the Offered Shareholder shall, within forty-five (45) days of receiving the Offer Notification, (i) exercise its Preemptive Right under the terms of the Offer, or (ii) in the event that the Offered Shareholder fails to exercise its Preemptive Right, approve or withhold approval of the Transfer of Linked Shares, under the terms of the Offer and consequent adherence of the New Shareholder to this Shareholders’ Agreement; and, (iii) in the event that the Transfer of Linked Shares and the adherence of the New Shareholder to this Shareholders’ Agreement is approved thereby, exercise or not the Tag-Along Right under the terms of Section 8.

7.2.2.1           In the event that the Offering Shareholder intends to Transfer the totality of its Linked Shares, the Offered Shareholder shall, within forty-five (45) days from receiving the Offer Notification, (i) exercise its Preemptive Right under the terms of the Offer, or (ii) in the event that the Offered Shareholder fails to exercise its Preemptive Right, exercise or not the Tag-Along Right under the terms of Section 8.

7.2.3                     In the event that the Offering Shareholder intends to partially Transfer its Linked Shares, if Offered Shareholder fails to provide any statement in writing within the time period established in item 7.2.2., the Offered Shareholder shall be deemed (i) to have decided not to exercise its Preemptive Right, and (ii) to have approved the Transfer of Linked Shares under the terms of the Offer and consequent adherence of the New Shareholder to this Shareholders’ Agreement. In such event, under the terms of item 7.2.2 above, the Selling Shareholder may execute the Transfer indicated in the Offer, within the subsequent sixty (60) days, under the same conditions of the Offer, to third parties, provided that the Tag-Along Right has been offered to the Offered Shareholder, as per Section 8.

7.2.3.1           In the event that the Offering Shareholder intends to Transfer the totality of its Linked Shares, if the Offered Shareholder fails to provide any statement in writing within the time period established in item 7.2.2.1, the Offered Shareholder shall be deemed (i) to have decided not to exercise its Preemptive Right. In such event, under the terms of item 7.2.2.1 above, the Selling Shareholder may execute the Transfer indicated in the Offer, within the subsequent sixty (60) days, under the same conditions of the Offer, to third parties, provided that the Tag-Along Right has been offered to the Offered Shareholder, as per Section 8.

7.2.4                     Once the Preemptive Right has been exercised, the Transfer of the Offered Shares shall be execute within the sixty (60) days subsequent to the end of the term provided in item 7.2.2. In the event that the Transfer is not implemented within the period of sixty (60) days, the Selling Shareholder agrees to renew the procedure established in this item 7.2.

7.2.5                     In the event that said Transfer is subject to approval by CADE, the period of sixty (60) days referred to in items 7.2.3 and 7.2.4 shall be suspended on the date of filing the request for authorization from CADE and resumed on the Business Day subsequent to the expiration date of the final term for appeal from the decision by CADE authorizing the Transfer.

7.3                               The provisions of this Section shall be further applicable to the assignment of the right to subscribe new Shares issued by the Company, up to the Minimum Percentage provided for in this Shareholders’ Agreement.

7.4                               Noncompliance with the procedure provided in this Section in relation to the Preemptive Right shall result in nullity of the Transfer of the Linked Shares.

SECTION 8 - TAG-ALONG RIGHT

8.1                               With due regard for the provisions of items 6.3 and 7.2, in the event that VID or BNDESPAR decides to Transfer, directly or indirectly, part of the Linked Shares owned thereby, and the Offered Shareholder, as the case may be, (i) has not exercised the Preemptive Right provided in item 7.2 and (ii) has approved the Transfer of Linked Shares and consequent adherence of the New Shareholder to this Shareholders’ Agreement, the Offered Shareholder shall be entitled to Transfer, jointly with the Selling Shareholder, the Linked Shares owned thereby in the lot of Transferred shares (“Lot of Transferred Shares”) at the same price per Share and under the same Transfer conditions offered to the Selling Shareholder (“Tag-Along Right” or “Proportional Tag-Along”). The Lot of Transferred Shares shall not be increased in the event of exercise of the Tag-Along Right and shall be divided according to the provisions of item 8.1.1.

8.1.1.                  The number of Shares to be Transferred by the Offered Shareholder shall be established according to the formula below:

Shares Subject to the Tag-Along Right of the Offered Shareholder = Lot of Transferred Shares x Linked Shares of the Offered Shareholder / Total Linked Shares.

8.2                               With due regard for the provisions of items 6.3 and 7.2, if VID or BNDESPAR decides to Transfer, directly or indirectly, the totality of the Linked Shares owned thereby, in a manner other than that covered by item 7.1, and the Offered Shareholder has not exercised the Preemptive Right provided in item 7.2, the Offered Shareholder shall be entitled to Transfer, jointly with the Selling Shareholder, the totality of the Linked Shares and of the Released Shares owned thereby, at the same price per Share and under the same Transfer conditions offered to the Selling Shareholder (“Tag-Along Right” or “Total Tag-Along”).

8.3                               In the situations provided for in items 8.1 and 8.2, the Selling Shareholder shall notify the Offered Shareholder and the Company, in writing, of the intended Transfer (“Sale Notification”), which shall establish a period of up to one hundred and five (105) days subsequent to the Sale Notification for the execution of the Transfer (“Sale Date”). The Sale Notification shall be followed by the draft sale agreement as has been so far agreed upon, and specify the number of Linked Shares offered, price and payment conditions, name and other information of the potential buyer and confirmation that the potential buyer has been informed of the Tag-Along Right. The Sale Notification referred to in this item and the Offer Notification referred to in item 7.2.1 shall be made jointly.

8.4                               If the Offered Shareholder intends to exercise its Tag-Along Right, the Offered Shareholder shall so notify the Selling Shareholder, as the case may be, as well as the potential buyer, in writing, within forty-five (45) days from the date of receipt of the Sale Notification.

8.5                               If the potential buyer refuses to purchase the totality of the Offered Shares that the Offered Shareholder has proposed to Transfer in the exercise of the Tag-Along Right, the Selling Shareholder shall be prohibited from Transferring any of its Linked Shares to the potential buyer.

8.6                               If the Offered Shareholder fails to exercise its Tag-Along Right, the Selling Shareholder may, up to the Sale Date, Transfer its Linked Shares at the same price and under the same terms and conditions established in the Sale Notification. In the event that the Transfer is not executed by the Sale Date and under the conditions offered, the procedures inherent to the Tag-Along Right, as provided in this Agreement, shall be once again adopted.

8.7                               In the event that said Transfer is subject to approval by CADE, the period of one hundred and five (105) days referred to in item 8.2 shall be suspended on the date of the filing of the request for authorization from CADE and resumed on the Business Day subsequent to the expiration date of the final term for appeal from the decision by CADE authorizing the Transfer.

SECTION 9 - SPECIFIC PERFORMANCE

9.1                               With due regard for the provisions of this Shareholders’ Agreement, the Shareholders shall be entitled to request that the Chairman of the Shareholders’ Meeting of the Company declare invalid those vote cast against or in disagreement with the provisions of this Agreement. The members of the Board of Directors elected by appointment of the Shareholders shall have the same right in relation to the resolutions under the jurisdiction of the Board of Directors of the Company regarding the subject matter of this Agreement.

9.2                               Notwithstanding the provisions of item 9.1, and in view of the nature of this Shareholders’ Agreement, the Shareholders acknowledge that, in the event of default in relation to the obligations assumed hereunder, the adversely affected Shareholder may request, regardless of applicable indemnification for losses and damages, specific performance of the obligations in default. Therefore, and without prejudice to the losses and damages that may be applicable, any obligation referred to in this Shareholders’ Agreement that is not fulfilled by any of the Shareholders may be subject to specific performance, by a judicial order of supply or substitution of the act, vote or measure adopted, refused or omitted in disagreement with the provisions of this Agreement, pursuant to the applicable provisions.

SECTION 10 - TERM OF EFFECTIVENESS

10.1                        The Parties hereby agree that this Shareholders’ Agreement shall remain in full force and effect during the period of five (5) years, i.e., up to October 29, 2019.

SECTION 11 - GENERAL PROVISIONS

11.1                        This Shareholders’ Agreement shall be filed at the head office of the Company, which is bound to strictly comply with all terms, sections and conditions, signing this Shareholders’ Agreement in the capacity of an intervening party.

11.2                        Votes of any of the Shareholders cast in disagreement with the provisions of this Shareholders’ Agreement at the Shareholders’ Meetings and at the meetings of the administration bodies of the Company shall not be permitted or tallied.

11.3                        The Company shall ensure that the instrument signed with the financial institution depositary of book-entry shares includes the provisions that the Shares owned by the Shareholders are bound to this Agreement, including in its records the following representation: “The common shares issued by the Company and owned by shareholder [—] are bound to a shareholders’ agreement entered into on                  , 201[—], which is duly filed at the registered office of the Company”.

11.4                        The Company agrees to promptly communicate to the Shareholders any acts, facts or omissions that may result in infringement of this Shareholders’ Agreement, and to adopt such measures as may be required by supervening law for their effectiveness and efficacy.

11.5                        The Parties shall be full entitled to information and verification of the activity, books and accounting of the Company, which shall promptly comply with the requests for information or clarifications made thereby.

11.6                        Possible noncompliance with any of the obligations assumed in this Shareholders’ Agreement, by any of its signatories, guarantees to the others the right to judicially demand their specific performance, according to article 118 of the Brazilian Corporations Law, and under the terms of articles 461 et seq. of the Code of Civil Procedure.

11.7                        The Shareholders, on the best terms of the law, acknowledge that, except if expressly provided in this Shareholders’ Agreement: (i) failure to exercise, concession of term, forbearance, or delay to exercise any right that is guaranteed thereto by this Shareholders’ Agreement or by law shall not constitute novation or waiver of such right, and shall not adversely affect its possible exercise; (ii) partial exercise of such right shall not hinder subsequent exercise of the remaining rights, or the exercise of any other right; (iii) waiver of any right shall solely be valid if granted in writing; and (iv) waiver of a right shall be restrictively construed and shall not be deemed to be waiver of any other right granted by means of this Shareholders’ Agreement.

11.8                        All notices and notifications, or any other form of communication to be delivered under the terms of this Shareholders’ Agreement, shall be forwarded as follows, at all times in writing and with receipt confirmation:

If to BNDESPAR:

Av. República do Chile, 100,

Rio de Janeiro, Rio de Janeiro, Brasil

Facsimile: 21-2220-2907

E-mail: cmelo@bndes.gov.br

Attn.: Superintendente da Área de Mercado de Capitais (Superintendent of Stock Market Department) - AMC

If to VID:

Rua Amauri, nº 255 — 13º andar — Conjunto A

São Paulo, São Paulo, Brasil

Facsimile: 11 3079-9345

E-mail: joao.miranda@vpar.com.br

Attn.: Mr. João Carvalho de Miranda

With copy to:

Rua Amauri, nº 255 — 13º andar — Conjunto A

São Paulo, São Paulo, Brasil

Facsimile: 11 3079-9345

E-mail: luiz.fins@vpar.com.br

Attn.: Mr. Luiz Marcelo Pinheiro Fins

11.8.1              Notices and notifications or any other form of communication, shall be deemed to be delivered on the date included in the return receipt, on the date of confirmation of receipt of the message via facsimile or on the date of formalization of the judicial or extrajudicial notification.

11.8.2              Copies of any and all correspondence exchanged between the Shareholders and/or the Company regarding issues between them shall be sent to the other Shareholders and/or to the Company, as the case may be.

11.8.3              Any change of the addresses above shall be immediately communicated to the Shareholders and/or to the Company, and, in the absence of such communication, the correspondence sent to the old address shall be deemed, for all actual and legal purposes, to be correctly sent and received.

11.9                       This Shareholders’ Agreement executed irrevocably and irreversibly, with exception of the events provided herein, and is binding upon the Shareholders and their respective successors on any account, and may not be subject to assignment or transfer, in whole or in part, except with previous written consent from the other Shareholders.

11.10                If any term or provision established in this Shareholders’ Agreement is deemed to be null, illegal, unenforceable or not applicable by virtue of a legal provision or final judicial decision, all other conditions and provisions hereof shall remain full effective, and, in such event, the Shareholders shall negotiate in good faith an amendment to this Agreement aiming at reestablishing the original scope of the Parties, as much as possible.

11.11                The Company signs this Shareholders’ Agreement representing to be aware of its terms and, for the purposes of article 118 of the Brazilian Corporations Law, agreeing to comply with all provisions hereof.

11.12                The provisions of this Shareholders’ Agreement shall prevail over any provisions of the By-laws of the Company that otherwise regulate issues addressed herein, and, therefore, such issues shall be construed and observed according to the rules provided in this Shareholders’ Agreement. In the event of conflict between this Shareholders’ Agreement and the By-laws, the Company shall, at the first Shareholders’ Meeting held subsequently to the verification of the said conflict, include in the agenda the amendment to the By-laws aimed at eliminating the verified conflict.

11.13                This Shareholders’ Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

11.14                Noncompliance with any of the rules provided in this Shareholders’ Agreement shall result in nullity  of the infringing act as pertaining to the Company.

11.15                The Shareholders represent that there are no voting trusts or conventions in relation to the Shares, or any fact that gives rise to impediment to the obligations established in this Shareholders’ Agreement, and agree to refrain from entering into and refrain from committing to enter into other voting trusts or conventions that restrict the exercise of the voting right in relation to the Shares, except with previous and express consent from all Shareholders.

11.16                The Shareholders agree that any dispute arising out of this Shareholders’ Agreement that may not be amicably resolved by the parties within a period of time of thirty (30) consecutive days, not subject to extension, shall be resolved by arbitration by the Arbitration Chamber of the BM&FBOVESPA Market (“Arbitration Chamber”), according to its Regulations (except as regards the periods provided therein, which shall be considered tripled), and this Section 11 shall be deemed an arbitration clause for the purposes of the provisions of paragraph 1 of article 4 of Law 9,307/96. Likewise, the administration and correct development of the arbitration proceeding shall be the responsibility of the Arbitration Chamber.

11.16.1       The Arbitration Tribunal shall be composed of three (3) arbitrators, out of which one shall be appointed by the Party that intends to file the arbitration, one by the other Party(ies), and a third arbitrator, which shall act as chairman of the Arbitration Tribunal, which shall be appointed by the arbitrators appointed by the Parties. In the event that one of the Parties fails to appoint one arbitrator or in the event that the arbitrators appointed fail to reach an agreement regarding the third arbitrator, the Chairman of the Arbitration Chamber shall be responsible for appointing the third arbitrator as soon as possible.

11.16.2       The Parties acknowledge that any arbitration order, award or determination shall be final and binding, and shall constitute a judicial enforcement instrument binding upon the parties and their successors, which agree to comply with the provisions of the arbitration award, regardless of judicial execution.

11.16.3       Notwithstanding the provisions above, each Party remains entitled to request judicial measures to (a) obtain any “urgent measures” that may be necessary prior to the filing of the arbitration proceeding and such measure shall not be construed as waiver of the arbitration proceeding by the Parties; (b) to enforce any arbitration decision, including the final arbitration award; and (c) to guarantee the constitution of the arbitral tribunal. For such purpose, the Parties hereby elect the Courts of the Judicial District of Rio de Janeiro, State of Rio de Janeiro, waiving any other court however privileged it may be.

11.16.4       The Company expressly represents to agree with the Arbitration Clause  provided in this Section 11, being bound by the terms and conditions provided herein in relation to the Applicable Law and Arbitration.

IN WITNESS WHEREOF, the Shareholders and the Company execute this Shareholders’ Agreement in three (3) counterparts of equal substance and form, before the undersigned qualified witnesses.

Rio de Janeiro, October 29, 2014

(signature page of First Amendment to the Shareholders´ Agreement of Fibria Celulose S.A.)

BNDESPAR:

By:
Title:

VID:

By:		By:
Title:		Title:

Company:

By:		By:
Title:		Title:

Witnesses:

1.	2.
Name:		Name:
I.D. RG:		I.D. RG:
CPF/MF:		CPF/MF:

EXHIBIT 3.1

TO THE SHAREHOLDERS’ AGREEMENT OF FIBRIA CELULOSE S.A.

NUMBER OF SHARES ISSUED BY THE COMPANY WHICH ARE HELD ON THIS DATE BY THE SHAREHOLDERS

Shareholder	Number of Shares Held	% Shares Held
BNDESPAR	168,296,658	30.382%
VID	162,974,335	29.421%
Total	331,270,993	59.803%

EXHIBIT 3.2

TO THE SHAREHOLDERS’ AGREEMENT OF FIBRIA CELULOSE S.A.

NUMBER OF LINKED SHARES ISSUED BY THE COMPANY WHICH ARE HELD ON THIS DATE BY THE SHAREHOLDERS

Shareholder	Number of Linked Shares	% of capital
BNDESPAR	114,048,496	20.589%
VID	162,974,335	29.421%
Total	277,022,831	50.010%

EXHIBIT 5.3.2

TO THE SHAREHOLDERS’ AGREEMENT OF FIBRIA CELULOSE S.A.

* Amounts as of October 31, 2014

Items Subject to Veto	Amounts as of October 31, 2015		Amounts as of October 31, 2016		Amounts as of October 31, 2017		Amounts as of October 31, 2018
(k)	R$	21,100,000.00	R$	22,200,000.00	R$	23,400,000.0	R$	24,600,000.00
(k)	R$	211,000,000.00	R$	222,600,000.00	R$	234,800,000.00	R$	247,700,000.00
(k)	R$	26,300,000.00	R$	27,700,000.00	R$	29,200,000.00	R$	30,800,000.00
(k)	R$	211,000,000.00	R$	222,600,000.00	R$	234,800,000.00	R$	247,700,000.00
(k)	US$	220,000,000.00	US$	220,000,000.00	US$	220,000,000.00	US$	220,000,000.00
(n), (o), (p)	R$	738,500,000.00	R$	779,100,000.00	R$	821,900,000.00	R$	867,100,000.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO